PUBLIC *

[redacted]

13013884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- ~~31172~~ 37112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYMETRA INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108TH N.E., SUITE 1200
(No. and Street)

BELLEVUE (City) | WA (State) | 98004-5135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF CLARK | 425-256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

999 THIRD AVENUE, SUITE 3500 (Address) | SEATTLE (City) | WA (State) | 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

STATEMENT OF FINANCIAL CONDITION

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm
(Public pursuant to rule 17a-5(e)(3))

Ernst & Young LLP

ERNST & YOUNG

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

Year Ended December 31, 2012

Contents

1301-1004793

Ernst & Young LLP
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www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Investment Services, Inc.

We have audited the accompanying statement of financial condition of Symetra Investment Services, Inc. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Symetra Investment Services, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2013

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 3,910,627
Cash – restricted	122,159
Investments, at fair value	3,095,823
Accrued interest income	5,249
Concessions receivable:	
Affiliates	98,576
Nonaffiliates	1,163,048
Advisory fees receivable	717,178
Accounts receivable – other	31,841
Prepaid expenses and other assets	578,125
Deferred income tax assets, net	20,481
Receivable from Parent for income taxes	229,773
Total assets	$ 9,972,880
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable:	
Affiliates	$ 81,968
Nonaffiliates	1,053,393
Advisory fees payable	567,884
Accounts payable:	
Affiliates	991,168
Other	102,152
Total liabilities	2,796,565
Commitments and Contingencies (*Note 6*)	
Stockholder's equity:	
Common stock, $0.10 par value:	5,000
Authorized shares – 50,000,000	
Issued and outstanding shares – 50,000	
Additional paid-in capital	10,725,352
Accumulated deficit	(3,554,037)
Total stockholder's equity	7,176,315
Total liabilities and stockholder's equity	$ 9,972,880

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Nature of Business

Symetra Investment Services, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, an investment advisor registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and nonaffiliated companies. The Company also provides investment advisory services and offers a proprietary wrap-fee program.

Symetra Life Insurance Company (Symetra Life) is a wholly owned subsidiary of the Parent (the Affiliate). The operations of the Company could be affected by changes in the Parent or Affiliate's business strategies, or by the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income. In addition, the Company is dependent upon the Parent and Affiliate for services that support its operations.

The Company's policy is to promptly transmit all customer funds and securities received to its third-party broker/dealer, Pershing, or the related insurance carrier.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The amounts reflect management's best estimates, though actual results could differ from those estimates. Management believes the amounts provided are appropriate.

Cash and Cash Equivalents

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less at the time of purchase.

2. Significant Accounting Policies (continued)

Cash equivalents are reported at cost, which approximates fair value, and were $3,647,391 as of December 31, 2012. As of December 31, 2012, $1,439,403 was held at a single financial institution, the Company's clearing broker.

Investments

Investments owned consist of fixed maturity financial instruments. The Company determines the fair value of its financial instruments based on the fair value hierarchy, which requires an entity to maximize its use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company has categorized its financial instruments into the three-level hierarchy, as prescribed under US GAAP, which gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level within which a fair value measurement falls is determined based on the lowest-level input that is significant to the fair value measurement.

All of the Company's fixed maturity investments have been classified as Level 2 measurements. To make this assessment, the Company determines whether the market for a security is active and if significant pricing inputs are observable. The Company predominantly utilizes third party independent pricing services to assist management in determining the fair value of its fixed maturity securities.

Level 2 fixed maturity securities are priced by independent pricing services that utilize evaluated pricing models. The significant observable inputs for security evaluations include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other reference data, including market research publications. Because some of the Company's investments do not trade on a daily basis, evaluated pricing applications apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. In addition, the pricing services use models and processes to develop prepayment and interest rate scenarios. The pricing services monitor market indicators, industry and economic events, and their models take into account market convention. The Company's investments mature May 30, 2013 ($1,698,824), September 15, 2038 ($145,309), February 20, 2039 ($846,419), and October 15, 2039 ($405,271), although actual maturity dates could differ from contractual maturity date because debtors may have the right to prepay their obligations.

2. Significant Accounting Policies (continued)

Accounts Receivable

Receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid insurance, prepaid FINRA fees and forgivable signing bonuses utilized in the recruitment of registered representatives.

Restricted Cash

Restricted cash is carried at cost, which approximates fair value. As of December 31, 2012, cash of $2,159 has been segregated in two special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC. Additionally, the restricted cash balance includes $120,000 on deposit with clearing firms.

Income Taxes

The Company is included in the Parent's income tax returns, which are filed in U.S. federal and various state jurisdictions. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2008. The Company is not currently subject to any state income tax examinations.

A tax allocation agreement has been entered into by the Company with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the consolidated group.

The provision for federal income taxes is based on amounts determined to be payable or receivable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

2. Significant Accounting Policies (continued)

Income taxes have been provided using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable income will be available at the group level. A valuation allowance is established, if necessary, to reduce the deferred tax assets to an amount that is more likely than not realizable.

3. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Symetra Life for costs incurred directly on behalf of the Company and for its allocated share of operating, administrative, and personnel expenses and income taxes incurred during the year on its behalf. At December 31, 2012, amounts due from the Parent and due to Symetra Life were $216,341 and $977,736, respectively.

4. Income Taxes

The tax effects of temporary differences that gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2012, were as follows:

Deferred income tax assets:	
Accrued vacation	$ 24,800
Fixed assets	11,119
Realized gain/loss on investments	12,901
Restricted stock grant	20,435
Total deferred income tax assets	69,255
Deferred income tax liabilities:	
Unrealized gain on investments	(34,260)
Prepaid insurance	(1,258)
Bond accrual	(13,256)
Total deferred income tax liabilities	(48,774)
Deferred income tax assets, net	$ 20,481

As of December 31, 2012, the Company did not have any unrecognized tax benefits.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2012, the Company had net capital of $4,146,782, which was $3,960,438 in excess of its required net capital of $186,344. The ratio of aggregate indebtedness to net capital was 67.41%. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

6. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

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